UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                        October
29, 2019

  Matthew W. Mamak, Esq.
  Alston & Bird LLP
  90 Park Avenue
  New York, NY 10016

          Re:     OncoSec Medical Incorporated
                  PRE 14A preliminary proxy statement filing made on Schedule
14A
                  Filed on October 16, 2019 by OncoSec Medical Incorporated File No. 000-54318

  Dear Mr. Mamak:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  Schedule 14A

  General

  1. Please file a form of proxy card and mark it as preliminary with your amended filing in accordance with Rule 14a-6 of Regulation 14A.

  2. In your next filing, please fill in the blanks in the proxy statement, to the extent that they relate to matters known to you, even if they may need to be adjusted subsequently. For example, you have left blank the ownership percentages in the "Security Ownership of
     Certain Beneficial Owners and Management" section.

  3. Given the contested nature of the solicitation, please ensure appropriate EDGAR tags are used on future filings and please provide all information required by Items 4(b) and 5(b) of
     Schedule 14A.
 Matthew W. Mamak, Esq.
October 29, 2019
Page 2

4. Please ensure that defined terms are defined the first time they appear, or otherwise provide a cross-reference to the definition. For example, "Territory" first appears on page 9 but is defined on page 17.

Delivery of Proxy Materials, page 1

5. We note the disclosure that states that you are mailing a full set of proxy materials to all stockholders of record and beneficial owners. Please revise the disclosure to explain, if true, that beneficial owners will receive the materials via intermediaries.

Questions and Answers, page 2

6. In light of the virtual format of the meeting, please address in this section or elsewhere how the Company intends to address questions from stockholders at the meeting.

7. We note disclosure on page 5 that states, "A failure to instruct your broker on how to vote your shares will be considered a vote against the Strategic Partner Stock Issuance Proposal and the Amendment Proposal." Separately, on the same page, with respect to the Strategic
   Partner Stock Issuance Proposal, the disclosure indicates that broker non-votes "will not count as votes cast." Please ensure that the disclosure throughout the filing consistently explains the vote required for approval of each proposal.

Background and Overview, page 9

8. We note the disclosure on page 9 that states, "As part of such efforts, in March 2019, the
   Company engaged Torreya...as a financial advisor to assist the Company with, among other things, analyzing and evaluating the Company's business and operations and identifying and screening prospective acquirors or partners." Please disclose whether the Company, with
   Torreya's assistance, identified any alternative transactions to the transactions contemplated by the Purchase Agreements, and if so, why the proposed transaction was determined to be preferable to such alternative transactions.

9. Please elaborate on the "numerous conversations and exchanges of draft documentation between July and October 2019 among CGP, Sirtex and the Company" by disclosing material details of the negotiations.

10. Please clarify the disclosure in the fourth bullet point on page 9.

11. We note the penultimate bullet point on page 9. Please clarify, if true, that the decrease in stock price referred to means a decrease as a result of the transaction.

Opinion of Torreya Partners LLC, page 9

12. Please disclose the Management Forecast.
 Matthew W. Mamak, Esq.
October 29, 2019
Page 3

13. We note the second bullet point on page 15. Please disclose why the Management Forecast does not include revenue from triple-negative breast cancer indication.

14. We note that the price per share ranges disclosed in the three bullet points on page 15 suggest considerably higher valuations than the $2.50 per share consideration in the Purchase
    Agreements. Please disclose the reasons why Torreya appears to have placed less emphasis on these factors, and please also disclose what consideration the Board gave to such factors.

The Purchase Agreements, page 16

15. We note that the Purchase Agreement with CGP provides that the option granted to CGP is an "exclusive option." Please disclose the Company's view as to the meaning of such exclusivity.

16. With a view toward revised disclosure, please advise us as to whether the Board has considered the possibility that the option may effectively serve as a ceiling, rather than a floor, on the purchase price of the transaction that the option provision contemplates. In that regard, we note that the provision is drafted in a manner that calls for a price "equal to the greater of..." rather than "no less than the greater of..."

17. With a view toward revised disclosure, please advise us as to whether the Board intends to establish a special committee of independent directors to evaluate any future offer by CGP.

18. Please provide more detailed disclosure regarding the expense reimbursement and termination fee provisions mentioned at the end of page 16.

Stockholder Agreements, page 17

19. Please provide more detailed disclosure regarding the 70% supermajority approval, right of participation, right of first refusal, and corporate opportunity waiver provisions in the
    Stockholders Agreements.

General, page 20

20. Please disclose the meaning of "among other things," as used in the first paragraph of this section, and include a reference to the new Article 6 that is attached to the Certificate of
    Amendment in Appendix B.
 Matthew W. Mamak, Esq.
October 29, 2019
Page 4

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-8094 with any questions.


                                                            Sincerely,

                                                            /s/ David M.
Plattner

                                                            David M. Plattner
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions